TRAQIQ, INC.

ADDENDUM TO 6% CONVERTIBLE PROMISSORY NOTE

This is an Addendum to the 6% Convertible Promissory Note dated November 1, 2017, issued by maker TraqIQ, Inc., to payee, James M. DuBois, in the principal amount of $20,000, and at the annual simple interest rate of 6% per annum payable on April 30, 2018 (the “Note”).

The parties desire to rollover the Note and extend the maturity date of the Note from April 30, 2018 to an including March 31, 2019, upon the same terms and conditions set forth in the Note.

Dated: November 19, 2018

MAKER:

TRAQIQ, INC.

By:	/s/ Ajay Sikka
Name:	Ajay Sikka
Title:	President and CEO

PAYEE:

By:	/s/ James M. DuBois
Name:	James M. DuBois